UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Wheeler Real Estate Investment Trust, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

963025606
(CUSIP Number)

Bradley J. Schafer 900 North Third Street Minneapolis, MN 55401 Telephone Number: (612) 359-5840
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 24, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 963025606	13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SR Equity Ventures, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	☒
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Minnesota

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		0

	8	SHARED VOTING POWER
24,301(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
24,301 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,301 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.25%(1)(2)

14	TYPE OF REPORTING PERSON* (see instructions)
PN

(1) Ventures is a member-managed limited liability company. Schafer, Norcutt, Kit Richardson, E. Richardson and Springer are the sole members of Ventures, and, as such, control the management and operations of Ventures. Each of Schafer, Norcutt, Kit Richardson, E. Richardson and Springer holds an equivalent equity interest in Ventures. Therefore, Ventures may be deemed to share voting and dispositive power with regard to the Shares held by Ventures with each of Schafer, Norcutt, Kit Richardson, E. Richardson and Springer. Smith is not a member of Ventures, and, therefore, does not share the voting or dispositive power with regard to the Shares held by Ventures.

(2) Based on 9,723,093 of Shares outstanding as of May 9, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q, for the quarter ended March 31, 2022, filed on May 11, 2022.

CUSIP No. 963025606	13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bradley J. Schafer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	☒
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		344,201(1)(2)

	8	SHARED VOTING POWER
24,301 (1)(2)

	9	SOLE DISPOSITIVE POWER
344,201(1)(2)

	10	SHARED DISPOSITIVE POWER
24,301 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
368,502(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.79%(1)(2)(3)

14	TYPE OF REPORTING PERSON* (see instructions)
IN

(1) Ventures is a member-managed limited liability company. Schafer, Norcutt, Kit Richardson, E. Richardson and Springer are the sole members of Ventures, and, as such, control the management and operations of Ventures. Each of Schafer, Norcutt, Kit Richardson, E. Richardson and Springer holds an equivalent equity interest in Ventures. Therefore, Ventures may be deemed to share voting and dispositive power with regard to the Shares held by Ventures with each of Schafer, Norcutt, Kit Richardson, E. Richardson and Springer. Smith is not a member of Ventures, and, therefore, does not share the voting or dispositive power with regard to the Shares held by Ventures.

(2) Does not include (i) 400 shares Series B Convertible Preferred Stock, no par value per share, of the Issuer (the “Series B Preferred”) or (ii) 1,200 shares of Series D Cumulative Convertible Preferred Stock, no par value per share, of the Issuer (the “Series D Preferred”). The shares of Series B Preferred are subject to (a) a mandatory conversion based upon certain trading day volume-weighted average closing prices of the Shares and (b) an optional conversion, at any time, at the discretion of the Series B Preferred holder, and each, if triggered, will result in each share of Series B Preferred converting into Shares at a conversion rate of $40.00 per Share. The shares of Series D Preferred are subject to an optional conversion, at any time, at the discretion of the holder of the Series D Preferred, whereby each share of Series D Preferred is converted into Shares at a conversion rate of $16.96 per Share. See the Amended and Restated Articles of Incorporation, Supplementary Articles, and Bylaws of the Issuer, each, as amended and restated from time to time, for additional detail regarding the conversion mechanisms set forth in the foregoing.

(3) Based on 9,723,093 of Shares outstanding as of May 9, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q, for the quarter ended March 31, 2022, filed on May 11, 2022.

CUSIP No. 963025606	13D	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Steven G. Norcutt

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	☒
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		53,540

	8	SHARED VOTING POWER
24,301(1)

	9	SOLE DISPOSITIVE POWER
53,540

	10	SHARED DISPOSITIVE POWER
24,301(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
77,841(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.80%(1)(2)

14	TYPE OF REPORTING PERSON* (see instructions)
IN

(1) Ventures is a member-managed limited liability company. Schafer, Norcutt, Kit Richardson, E. Richardson and Springer are the sole members of Ventures, and, as such, control the management and operations of Ventures. Each of Schafer, Norcutt, Kit Richardson, E. Richardson and Springer holds an equivalent equity interest in Ventures. Therefore, Ventures may be deemed to share voting and dispositive power with regard to the Shares held by Ventures with each of Schafer, Norcutt, Kit Richardson, E. Richardson and Springer. Smith is not a member of Ventures, and, therefore, does not share the voting or dispositive power with regard to the Shares held by Ventures.

(2) Based on 9,723,093 of Shares outstanding as of May 9, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q, for the quarter ended March 31, 2022, filed on May 11, 2022.

CUSIP No. 963025606	13D	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
N. Christopher (Kit) Richardson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	☒
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		34,549

	8	SHARED VOTING POWER
24,301(1)

	9	SOLE DISPOSITIVE POWER
34,549

	10	SHARED DISPOSITIVE POWER
24,301(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,850(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.61%(1)(2)

14	TYPE OF REPORTING PERSON* (see instructions)
IN

(1) Ventures is a member-managed limited liability company. Schafer, Norcutt, Kit Richardson, E. Richardson and Springer are the sole members of Ventures, and, as such, control the management and operations of Ventures. Each of Schafer, Norcutt, Kit Richardson, E. Richardson and Springer holds an equivalent equity interest in Ventures. Therefore, Ventures may be deemed to share voting and dispositive power with regard to the Shares held by Ventures with each of Schafer, Norcutt, Kit Richardson, E. Richardson and Springer. Smith is not a member of Ventures, and, therefore, does not share the voting or dispositive power with regard to the Shares held by Ventures.

(2) Based on 9,723,093 of Shares outstanding as of May 9, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q, for the quarter ended March 31, 2022, filed on May 11, 2022.

CUSIP No. 963025606	13D	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Evan C. Richardson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	☒
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		3,500

	8	SHARED VOTING POWER
24,301(1)

	9	SOLE DISPOSITIVE POWER
3,500

	10	SHARED DISPOSITIVE POWER
24,301(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,8011)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.29%(1)(2)

14	TYPE OF REPORTING PERSON* (see instructions)
IN

(1) Ventures is a member-managed limited liability company. Schafer, Norcutt, Kit Richardson, E. Richardson and Springer are the sole members of Ventures, and, as such, control the management and operations of Ventures. Each of Schafer, Norcutt, Kit Richardson, E. Richardson and Springer holds an equivalent equity interest in Ventures. Therefore, Ventures may be deemed to share voting and dispositive power with regard to the Shares held by Ventures with each of Schafer, Norcutt, Kit Richardson, E. Richardson and Springer. Smith is not a member of Ventures, and, therefore, does not share the voting or dispositive power with regard to the Shares held by Ventures.

(2) Based on 9,723,093 of Shares outstanding as of May 9, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q, for the quarter ended March 31, 2022, filed on May 11, 2022

CUSIP No. 963025606	13D	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Gregory J. Springer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	☒
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		0

	8	SHARED VOTING POWER
24,301(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
24,301(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,301(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.25%(1)(2)

14	TYPE OF REPORTING PERSON* (see instructions)
IN

(1) Ventures is a member-managed limited liability company. Schafer, Norcutt, Kit Richardson, E. Richardson and Springer are the sole members of Ventures, and, as such, control the management and operations of Ventures. Each of Schafer, Norcutt, Kit Richardson, E. Richardson and Springer holds an equivalent equity interest in Ventures. Therefore, Ventures may be deemed to share voting and dispositive power with regard to the Shares held by Ventures with each of Schafer, Norcutt, Kit Richardson, E. Richardson and Springer. Smith is not a member of Ventures, and, therefore, does not share the voting or dispositive power with regard to the Shares held by Ventures.

(2) Based on 9,723,093 of Shares outstanding as of May 9, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q, for the quarter ended March 31, 2022, filed on May 11, 2022.

CUSIP No. 963025606	13D	Page 8 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
David Smith

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	☒
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		32,000(1)

	8	SHARED VOTING POWER
0(1)

	9	SOLE DISPOSITIVE POWER
32,000(1)

	10	SHARED DISPOSITIVE POWER
0(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,000(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.33%(1)(2)

14	TYPE OF REPORTING PERSON* (see instructions)
IN

(1) Ventures is a member-managed limited liability company. Schafer, Norcutt, Kit Richardson, E. Richardson and Springer are the sole members of Ventures, and, as such, control the management and operations of Ventures. Smith is not a member of Ventures, and, therefore, does not share the voting or dispositive power with regard to the Shares held by Ventures.

(2) Based on 9,723,093 of Shares outstanding as of May 9, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q, for the quarter ended March 31, 2022, filed on May 11, 2022.

CUSIP No. 963025606	13D	Page 9 of 12 Pages

Item 1. Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Shares”), of Wheeler Real Estate Investment Trust, Inc., a Maryland corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2529 Virginia Beach Blvd., Virginia Beach, Virginia 23452.

This Schedule 13D is being jointly filed by SR Equity Ventures, LLC, a Minnesota limited liability company (“Ventures”), Bradley J. Schafer (“Schafer”), Steven G. Norcutt (“Norcutt”), N. Christopher (Kit) Richardson (“Kit Richardson”), Evan C. Richardson (“E. Richardson”), Gregory J. Springer, (“Springer”) and David Smith (“Smith” and together with Schafer, Norcutt, Kit Richardson, E. Richardson and Springer, collectively, the “SR Group”), and relates to an aggregate of 492,091 shares of common stock, par value $0.01 per share, of the Issuer. Schafer may also be deemed to beneficially own (i) 400 shares of Series B Preferred and (ii) 1,200 shares of Series D Preferred, as set forth above on Schafer’s cover page to this Schedule 13D, but such shares are not included within the aggregate number of Shares held by the Reporting Persons set forth in the immediately preceding sentence. Each of the Series B Preferred and Series D Preferred is registered pursuant to Section 12 of the Exchange Act, but neither is entitled to voting rights except as required by law.

Item 2. Identity and Background.

(a)	This Schedule 13D is being jointly filed by Ventures and the members of the SR Group. Each of the persons identified in this Item 2(a) is referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.”

(b)	The address of the principal business office of each of Ventures and each member of the SR Group is 900 North Third Street, Minneapolis, MN 55401.

(c)	Ventures is a member-managed limited liability company formed under the laws of the State of Minnesota by Schafer, Norcutt, Kit Richardson, E. Richardson and Springer for investment-related purposes. Smith is not a member of Ventures. The principal occupation for each of the members of the SR Group is serving as an executive officer or director of SR Realty Trust, Inc., a real estate investment trust located in Minneapolis, Minnesota.

(d)	No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Ventures is organized under the laws of Minnesota. Each member of the SR Group and Smith is a resident of the State of Minnesota.

Item 3. Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Shares reported as owned by the Reporting Persons, excluding brokerage commissions, was approximately $989,538.74 in the aggregate. The source of these funds was working capital or personal funds, as applicable, as set forth on the cover pages to this Schedule 13D above.

Page 10 of 12 Pages

Item 4. Purpose of Transaction.

The Reporting Persons purchased the Shares as to which this report on Schedule 13D is being filed based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including, but not limited to, purchasing additional Shares and/or other securities of the Issue, communicating with the board of directors of the Issuer (the “Board”), members of management or other securityholders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries, including with a person in which a Reporting Person has an interest; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer (which may include distributions to limited partners and transfers to affiliates); subsequent offerings; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, or any action similar to those enumerated above.

Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, the Reporting Persons or their affiliates may seek to acquire securities of the Issuer, including, but not limited to, additional Shares, other shares of capital stock and/or other equity, debt, notes or other financial instruments related to the Issuer or the common stock (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Reporting Persons or their affiliates may pursue, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Persons’ or such affiliates’ trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Persons and their affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Persons and such affiliates.

Except as described in this Schedule 13D, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. However, the Reporting Persons intend to review their investment in the Issuer on a continuing basis, and, depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares and/or other securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may consider such matters, and, in the future, formulate a plan or proposal or take actions with respect to such matters with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares and/or other securities of the Issuer, selling some or all of their Shares and/or other securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the Shares and/or other securities of the Issuer, or changing their intention with respect to any and all matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a)

The Reporting Persons beneficially own in the aggregate 492,091 Shares, which represents approximately 5.06% of the Issuer’s outstanding Shares (based on 9,723,093 of Shares outstanding as of May 9, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q, for the quarter ended March 31, 2022, filed May 11, 2022). The aggregate number and percentage (based on) of outstanding Shares owned beneficially by each Reporting Person are set forth on the respective cover page of this Schedule 13D on which each such Reporting Person is named, all of which are incorporated into this response by reference.

Ventures is a member-managed limited liability company. Schafer, Norcutt, Kit Richardson, E. Richardson and Springer are the sole members of Ventures, and, as such, control the management and operations of Ventures. Each of Schafer, Norcutt, Kit Richardson, E. Richardson and Springer holds an equivalent equity interest in Ventures. Therefore, each of Schafer, Norcutt, Kit Richardson, E. Richardson and Springer may be deemed to share with Ventures the voting and dispositive power with regard to the Shares held by Ventures. Smith is not a member of Ventures, and, therefore, does not share the voting and dispositive power with regard to the Shares held by Ventures. The voting and dispositive power of each of Ventures, the members of the SR Group and Smith are set forth on the cover pages to this Schedule 13D, all of which are incorporated into this response by reference.

The Share numbers and percentages set forth in this Item 5(a) do not include (i) 400 shares of Series B Preferred or (ii) 1,200 shares of Series D Preferred, or the number of Shares into which each is convertible, controlled by Schafer. Further information regarding the shares of Series B Preferred and Series D Preferred is set forth on Schafer’s cover page to this Schedule 13D, all of which are incorporated into this response by reference.

Page 11 of 12 Pages

(b)	Ventures is a member-managed limited liability company. Schafer, Norcutt, Kit Richardson, E. Richardson and Springer are the sole members of Ventures, and, as such, control the management and operations of Ventures. Each of Schafer, Norcutt, Kit Richardson, E. Richardson and Springer holds an equivalent equity interest in Ventures. Smith is not a member of Ventures. The voting and dispositive power of the SR Group and its members is described in the cover pages to this Schedule 13D and Item 5(a), all of which is incorporated into this response by reference.

(c)	All of the transactions in the Shares effected by the Reporting Persons during the past 60 days are set forth on Schedule A attached hereto. No other transactions by any Reporting Persons other than those transactions set forth below have occurred during the past 60 days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by any Reporting Person. The voting and dispositive power of Ventures and the members of the SR Group is described in the cover pages to this Schedule 13D and Item 5(a), all of which is incorporated into this response by reference.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Each of the members of the SR Group are party to that certain Operating Agreement of Ventures dated effective as of March 23, 2022, a copy of which is attached hereto as Exhibit 99.1.

Item 7. Material to be Filed as Exhibits.

99.1 Operating Agreement of SR Equity Ventures, LLC, dated as of March 23, 2022

CUSIP No. 963025606	13D	Page 12 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SR EQUITY VENTURES, LLC

Dated: June 2, 2022	By:	/s/ Bradley J. Schafer
Name: Bradley J. Schafer
Its: President

	By:	/s/ Bradley J. Schafer
Name: Bradley J. Schafer

	By:	/s/ Steven G. Norcutt
Name: Steven G. Norcutt

	By:	/s/ N. Christopher Richardson
Name: N. Christopher Richardson

	By:	/s/ Evan C. Richardson
Name: Evan C. Richardson

	By:	/s/ Gregory J. Springer
Name: Gregory J. Springer

	By:	/s/ David Smith
Name: David Smith

Schedule A

Shares purchased by Fidelity on behalf of IRA brokerage account of Bradley J. Schafer

Date	Number of Shares Purchased	Price Per Share	Where and How Transaction Effected and Party
3/25/2022	900	$2.18	Open Market
3/28/2022	1,400	$2.20	Open Market
3/30/2022	1,400	$2.28	Open Market
3/31/2022	725	$2.30	Open Market
3/31/2022	725	$2.29	Open Market
3/31/2022	725	$2.30	Open Market

Shares purchased by Fidelity on behalf of the brokerage account of Bradley J. Schafer

Date	Number of Shares Purchased	Price Per Share	Where and How Transaction Effected and Party
03/28/2022	1,000	$2.20	Open Market
03/28/2022	1,000	$2.19	Open Market
03/29/2022	100	$2.29	Open Market
03/29/2022	900	$2.29	Open Market
04/04/2022	1,000	$2.25	Open Market
04/08/2022	1,000	$2.28	Open Market
04/11/2022	31	$2.23	Open Market
04/11/2022	1,969	$2.24	Open Market
04/12/2022	30	$2.20	Open Market
04/12/2022	1,970	$2.20	Open Market
04/12/2022	2,000	$2.22	Open Market
04/13/2022	200	$2.26	Open Market
04/13/2022	1,000	$2.24	Open Market
04/14/2022	1,000	$2.29	Open Market
04/18/2022	1,000	$2.30	Open Market
04/20/2022	1,000	$2.44	Open Market
04/20/2022	1,000	$2.44	Open Market
04/21/2022	300	$2.40	Open Market
04/21/2022	700	$2.40	Open Market
04/21/2022	1,000	$2.38	Open Market
04/21/2022	1,000	$2.35	Open Market
04/21/2022	1,000	$2.35	Open Market
04/22/2022	1,000	$2.42	Open Market
04/22/2022	1,000	$2.40	Open Market
04/22/2022	2,000	$2.35	Open Market
04/25/2022	100	$2.27	Open Market
04/25/2022	1,000	$2.23	Open Market
04/25/2022	1,900	$2.27	Open Market
04/25/2022	2,000	$2.29	Open Market
04/25/2022	2,000	$2.25	Open Market
04/25/2022	3,000	$2.27	Open Market
04/26/2022	100	$2.21	Open Market
04/26/2022	100	$2.19	Open Market
04/26/2022	547	$2.16	Open Market

Shares purchased by Fidelity on behalf of the brokerage account of Bradley J. Schafer

Date	Number of Shares Purchased	Price Per Share	Where and How Transaction Effected and Party
04/26/2022	1,900	$2.22	Open Market
04/26/2022	1,900	$2.21	Open Market
04/26/2022	2,000	$2.24	Open Market
04/26/2022	2,000	$2.22	Open Market
04/26/2022	2,000	$2.22	Open Market
04/26/2022	2,000	$2.21	Open Market
04/27/2022	5	$2.20	Open Market
04/27/2022	100	$2.26	Open Market
04/27/2022	100	$2.26	Open Market
04/27/2022	1,753	$2.24	Open Market
04/27/2022	1,900	$2.26	Open Market
04/27/2022	1,900	$2.26	Open Market
04/27/2022	2,000	$2.26	Open Market
04/27/2022	2,000	$2.24	Open Market
04/27/2022	2,000	$2.23	Open Market
04/28/2022	2,000	$2.25	Open Market
04/28/2022	2,000	$2.24	Open Market
04/28/2022	2,000	$2.18	Open Market
04/29/2022	300	$2.23	Open Market
04/29/2022	300	$2.23	Open Market
04/29/2022	651	$2.21	Open Market
04/29/2022	1,349	$2.21	Open Market
04/29/2022	1,400	$2.23	Open Market
04/29/2022	2,000	$2.22	Open Market
05/02/2022	1,924	$2.22	Open Market
05/02/2022	2,000	$2.22	Open Market
05/03/2022	185	$2.23	Open Market
05/03/2022	1,815	$2.24	Open Market
05/04/2022	2,000	$2.22	Open Market
05/05/2022	100	$2.29	Open Market
05/05/2022	200	$2.30	Open Market
05/05/2022	937	$2.30	Open Market
05/05/2022	1,063	$2.31	Open Market
05/05/2022	1,900	$2.30	Open Market
05/05/2022	2,000	$2.29	Open Market
05/06/2022	2,000	$2.30	Open Market
05/06/2022	2,000	$2.29	Open Market
05/06/2022	2,000	$2.28	Open Market
05/06/2022	2,000	$2.28	Open Market
05/09/2022	690	$2.26	Open Market
05/09/2022	1,310	$2.27	Open Market
05/09/2022	2,000	$2.34	Open Market
05/09/2022	2,000	$2.32	Open Market
05/09/2022	2,000	$2.30	Open Market
05/09/2022	2,000	$2.30	Open Market
05/09/2022	2,000	$2.28	Open Market
05/09/2022	2,000	$2.25	Open Market
05/09/2022	2,000	$2.25	Open Market
05/10/2022	1	$2.09	Open Market

Shares purchased by Fidelity on behalf of the brokerage account of Bradley J. Schafer

Date	Number of Shares Purchased	Price Per Share	Where and How Transaction Effected and Party
05/10/2022	64	$2.05	Open Market
05/10/2022	213	$2.08	Open Market
05/10/2022	442	$2.10	Open Market
05/10/2022	2,558	$2.10	Open Market
05/10/2022	2,787	$2.08	Open Market
05/11/2022	700	$2.09	Open Market
05/11/2022	1,300	$2.10	Open Market
05/11/2022	2,000	$2.09	Open Market
05/11/2022	2,000	$2.07	Open Market
05/12/2022	123	$2.05	Open Market
05/12/2022	960	$2.08	Open Market
05/12/2022	2,000	$2.10	Open Market
05/12/2022	2,000	$2.09	Open Market
05/13/2022	20	$2.03	Open Market
05/13/2022	2,000	$2.08	Open Market
05/13/2022	3,000	$2.06	Open Market
05/13/2022	3,000	$2.05	Open Market
05/20/2022	2,000	$2.04	Open Market
05/20/2022	2,000	$2.03	Open Market
05/23/2022	300	$2.08	Open Market
05/23/2022	3,000	$2.01	Open Market
05/24/2022	964	$2.08	Open Market
05/25/2022	1,200	$2.12	Open Market
05/25/2022	1,800	$2.07	Open Market
05/25/2022	25	$2.21	Open Market
05/25/2022	2,000	$2.32	Open Market

Shares purchased by Fidelity on behalf of SR Equity Ventures, LLC

Date	Number of Shares Purchased	Price Per Share	Where and How Transaction Effected and Party
05/16/2022	39	$2.08	Open Market
05/16/2022	200	$2.10	Open Market
05/16/2022	300	$2.08	Open Market
05/16/2022	301	$2.05	Open Market
05/16/2022	1,800	$2.10	Open Market
05/16/2022	2,000	$2.09	Open Market
05/16/2022	2,161	$2.08	Open Market
05/17/2022	100	$2.04	Open Market
05/17/2022	2,900	$2.04	Open Market
05/17/2022	3,000	$2.04	Open Market
05/18/2022	278	$2.02	Open Market
05/18/2022	300	$2.04	Open Market
05/18/2022	300	$2.04	Open Market
05/18/2022	1,622	$2.04	Open Market
05/18/2022	2,500	$2.04	Open Market
05/18/2022	2,500	$2.03	Open Market

Shares purchased by Fidelity on behalf of SR Equity Ventures, LLC

Date	Number of Shares Purchased	Price Per Share	Where and How Transaction Effected and Party
05/19/2022	9	$2.05	Open Market
05/19/2022	1,991	$2.05	Open Market
05/19/2022	2,000	$2.03	Open Market

Shares purchased by David Smith

Date	Number of Shares Purchased	Price Per Share	Where and How Transaction Effected and Party
04/06/2022	998	2.30	Open Market
04/06/2022	2	2.28	Open Market
04/06/2022	800	2.26	Open Market
04/06/2022	1	2.27	Open Market
04/06/2022	298	2.28	Open Market
04/06/2022	1	2.29	Open Market
05/10/2022	100	1.99	Open Market
05/10/2022	2,000	1.90	Open Market
05/10/2022	2,000	2.00	Open Market
05/10/2022	2,000	2.0899	Open Market
05/11/2022	982	2.08	Open Market
05/11/2022	2,000	2.08	Open Market
05/11/2022	2,000	2.08	Open Market
05/11/2022	2,000	2.08	Open Market
05/12/2022	336	2.08	Open Market
05/13/2022	2,000	2.06	Open Market
05/16/2022	2,000	2.07	Open Market
05/17/2022	2,000	2.01	Open Market
05/18/2022	2	2.00	Open Market
05/19/2022	580	2.0399	Open Market
05/20/2022	2,000	2.00	Open Market

Shares purchased by the Schwab brokerage account of Steven G. Norcutt

Date	Number of Shares Purchased	Price Per Share	Where and How Transaction Effected and Party
03/25/2022	1,100	$2.18	Open Market
03/25/2022	900	$2.18	Open Market
03/29/2022	75	$2.24	Open Market
03/29/2022	1,425	$2.24	Open Market
04/01/2022	4	$2.25	Open Market
04/07/2022	2,000	$2.30	Open Market
04/14/2022	1,400	$2.31	Open Market
04/22/2022	2,500	$2.55	Open Market
04/25/2022	2,000	$2.29	Open Market
04/26/2022	300	$2.21	Open Market
04/26/2022	100	$2.21	Open Market

Shares purchased by the Schwab brokerage account of Steven G. Norcutt

Date	Number of Shares Purchased	Price Per Share	Where and How Transaction Effected and Party
04/26/2022	100	$2.21	Open Market
04/26/2022	100	$2.20	Open Market
04/26/2022	100	$2.21	Open Market
04/26/2022	600	$2.21	Open Market
04/26/2022	700	$2.21	Open Market
05/20/2022	106	$2.04	Open Market
05/20/2022	100	$2.04	Open Market
05/20/2022	700	$2.04	Open Market
05/20/2022	100	$2.04	Open Market
05/20/2022	300	$2.04	Open Market
05/20/2022	100	$2.04	Open Market
05/20/2022	50	$2.04	Open Market
05/20/2022	100	$2.04	Open Market
05/20/2022	100	$2.04	Open Market
05/20/2022	99	$2.04	Open Market
05/20/2022	158	$2.04	Open Market
05/20/2022	87	$2.04	Open Market

Shares purchased by the E*Trade brokerage account of Steven G. Norcutt

Date	Number of Shares Purchased	Price Per Share	Where and How Transaction Effected and Party
05/04/2022	1,000	$2.215	Open Market
05/04/2022	300	$2.23	Open Market
05/09/2022	4,116	$2.285	Open Market
05/09/2022	884	$2.2875	Open Market
05/10/2022	5,000	$2.1219	Open Market
05/23/2022	808	$2.1081	Open Market
05/23/2022	400	$2.1098	Open Market
05/23/2022	479	$2.11	Open Market
05/23/2022	400	$2.1099	Open Market
05/23/2022	413	$2.1	Open Market

Shares purchased by the Vanguard brokerage account of N. Christopher Richardson

Date	Number of Shares Purchased	Price Per Share	Where and How Transaction Effected and Party
03/29/2022	6,787	$2.28	Open Market